December 8, 2010
Submitted Via Edgar
Mr. Jay Ingram
Legal Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Re:	Clean Diesel Technologies, Inc.
Post-Effective Amendment No. 2 on Form S-3 to Registration Statement on Form S-4
Filed November 30, 2010
File No. 333-166865
Dear Mr. Ingram:
     We have reviewed the December 1, 2010 letter from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC” or the “Commission”) concerning Post-Effective Amendment No. 2 on Form S-3 to the Registration Statement on Form S-4/A of Clean Diesel Technologies, Inc. (“Clean Diesel”) filed with the SEC on November 30, 2010 (the “Form S-3”).
     We have set forth below the text of the Staff’s comment set forth in its comment letter, followed by Clean Diesel’s response.
General
SEC Comment:
1.	We note your response to comment one in our letter dated November 22, 2010. However, it unclear why you believe that your reporting obligations under Item 5.02(b) were not triggered on August 25, 2010 when, according to the Form 8-K filed on September 20, 2010, Mr. Asmussen “informed the board of directors of Clean Diesel that he had determined that he would not continue with the combined company as a director or officer after consummation of the proposed business combination of the Registrant and Catalytic Solutions, Inc.” Please describe for us the facts and circumstances occurring on or about August 25, 2010, and clearly explain why Mr. Asmussen’s communication to the Board on August 25, 2010 did not constitute “notice of decision to resign” as contemplated in Question 117.01 of the Division’s Form 8-K Compliance and Disclosure Interpretations. In addition, given that the date of the report in question is August 25, 2010, it would appear that, at the time of filing, you had concluded that the trigger date for the report was August 25, 2010.

Response:
Under the terms of the merger agreement publicly announced on May 14, 2010 and as disclosed in the Registration Statement on Form S-4 filed the same day, Mr. Asmussen was expected to serve in the combined company in the positions of director and Chief Commercial Officer. Stated differently, the merger agreement contemplated that Mr. Asmussen would not continue in the position of President and Chief Executive Officer.
On August 25, 2010, Mr. Asmussen notified the Clean Diesel Board of Directors that he would not remain with the combined company as a director or as Chief Commercial Officer. That August 25, 2010 communication had no impact on the fact that Mr. Asmussen’s service as President and Chief Executive Officer was not expected to continue in the combined company.
With respect to serving as a director, while Mr. Asmussen did inform the Clean Diesel Board of Directors on August 25, 2010 that he would not join the combined company as a director, he neither resigned as a director in the then existing pre-merger company nor refused to stand for reelection at its forthcoming annual meeting. Please refer to the Registration Statement on Form S-4, which not only served as a prospectus for the merger consideration but also served as a proxy statement for Clean Diesel’s Annual Meeting of Stockholders. As disclosed on page 219 and elsewhere in Amendment No. 2 to the Registration Statement on Form S-4 filed August 30, 2010, Mr. Asmussen remained a nominee for election to the Clean Diesel Board of Directors.
We submit that Mr. Asmussen’s communication to the Board of Directors on August 25, 2010 did not constitute a notice of decision to resign because he had not yet been reelected as a director. Any notice of the former needed to be preceded by the latter. Being reelected as a director was not merely a condition to any such notice, but rather an essential requirement and one within the franchise of Clean Diesel shareholders. Unless and until Mr. Asmussen was reelected a director at the Clean Diesel annual meeting, he could not provide a valid notice of resignation in the combined company given that the merger could not and did not occur until after the annual meeting.
We also submit that the joint proxy statement/information statement and prospectus was foremost the proper venue for disclosing Mr. Asmussen’s communication to Board of Directors on August 25, 2010. Clean Diesel did provide such disclosure on page 67 in Amendment No. 3 to the Registration Statement on Form S-4 filed August 30, 2010. We believe this provided shareholders with adequate context as to Mr. Asmussen’s — similar to other Clean Diesel directors who were not expected to continue in that position in the combined company — ongoing service as a director of Clean Diesel, reelection to the Board of Directors at the annual meeting, and future status as a director of the combined company.
In this regard, we note that the Staff previously inquired as to the events of August 25, 2010 during its review of the Registration Statement on Form S-4. Please refer to Comment 7 in the Staff’s letter of September 10, 2010 and Clean Diesel’s response dated September 14, 2010 (submitted September 15, 2010), which consisted of the following:
7. We note disclosure in the first full paragraph on page 67 that on August 25, 2010, Michael Asmussen informed the board that he will not join the combined company as a director or officer after the merger. Please file a Form 8-K to disclose this information or tell us why you have not filed a Form 8-K. Please refer to Question 117.01 in the Exchange Act Form 8-K Compliance and Disclosure Interpretations dated June 4, 2010.

Response:
Mr. Asmussen’s decision not to continue with the combined company after the Merger was not believed to trigger an obligation to file a Form 8-K because it was believed that he was continuing through the date of the Merger (and continuing with Clean Diesel if the Merger did not occur) and in fact was standing for re-election as a director (recognizing that continued service depends on whether the Merger was consummated). Mr. Asmussen has subsequently advised senior management that he will resign as Clean Diesel’s President and Chief Executive Officer on October 8, 2010. In light of this, the Clean Diesel board of directors has decided to nominate Timothy Rogers to stand for election at the annual meeting in the stead of Mr. Asmussen, and to elect him as President and Chief Executive Officer upon Mr. Asmussen’s resignation. We are therefore filing a Form 8-K to disclose this information and have also revised the disclosure accordingly to reflect these developments. See page 67.
The response to Comment 1 provided now is consistent with that provided on September 14, 2010 in the first sentence of the Comment 7 response above.
While Clean Diesel did file the Item 5.02 Form 8-K on September 20, 2010, the triggering event was Mr. Asmussen’s resignation as President and Chief Officer on September 14, 2010. Please refer to our prior response to this Comment 1 on November 30, 2010 regarding the September 14, 2010 notice of resignation.
Given the overlap of responding to the Staff’s Comment 7 regarding August 25, 2010 and Mr. Asmussen’s actual resignation as President and Chief Executive Officer on September 14, 2010, Clean Diesel opted to reference the events of August 25, 2010 along with the reportable event of September 14, 2010 in the Form 8-K filed September 20, 2010. In so doing, however, Clean Diesel inadvertently cited an August 25, 2010 date of event on the Form 8-K cover page. The actual date of the event for purposes of an Item 5.02 Form 8-K was September 14, 2010.
Additionally, you will note in the Comment 7 response above, as well as in the amendments to the Registration Statement on Form S-4 filed September 15, 2010 and subsequently, that the Clean Diesel Board of Directors later decided not to nominate Mr. Asmussen for reelection as director at the annual meeting. This decision was made by Clean Diesel’s Board of Directors on September 14, 2010 in conjunction with Mr. Asmussen’s notice of resignation as President and Chief Executive Officer. Although a decision to not renominate a standing director for reelection is not an Item 5.02 Form 8-K event, Clean Diesel believed the change in nomination — along with the information about Mr. Asmussen’s August 25, 2010 communications — was important information to be disclosed in the context of the Form 8-K filed September 20, 2010 reporting his September 14, 2010 notice of resignation as President and Chief Executive Officer.
Please note, to avoid any uncertainty, Clean Diesel affirms that at no time did Mr. Asmussen refuse to stand for reelection. The Board of Director’s decision not to renominate Mr. Asmussen was made independently and upon receiving notice of his resignation as President and Chief Executive Officer.
With respect to serving as Chief Commercial Officer, it is not a position within the scope of Item 5.02(b) of Form 8-K. In any event, Mr. Asmussen had not yet been appointed to that position (given that the merger had not been consummated as of August 25, 2010), thus resignation was not possible. We therefore do not believe that any aspect of Mr. Asmussen’s contemplated position of Chief Commercial Officer in the combined company could result in a Form 8-K reporting event as of August 25, 2010.

Accordingly, for the reasons set forth above, coupled with the reasons set forth in our preceding November 30, 2010 response letter, we believe that Clean Diesel has been timely in satisfying its reporting requirements as provided in General Instruction I.A.3(b) of Form S-3.
* * * *
If you have any questions regarding our responses to the Staff’s comments, please do not hesitate to contact me at (805) 639-9461, or Robert M. Smith, of Reed Smith, LLP at (415) 659-5955.

Very truly yours,
By:	/s/ Nikhil A. Mehta
Nikhil A. Mehta
Chief Financial Officer and Treasurer

cc: Robert M. Smith, Reed Smith LLP

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